SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                  SCHEDULE 13D
                               (Amendment No. 43)

                    Under the Securities Exchange Act of 1934


                               WMS INDUSTRIES INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   969-901-107
                                 (CUSIP Number)

                               Sumner M. Redstone
                                 200 Elm Street
                           Dedham, Massachusetts 02026
                            Telephone: (781) 461-1600
                    ----------------------------------------

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                  April 6, 2005
             (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

Check the following box if a fee is being paid with this Statement |_|.

(1)    Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       Sumner M. Redstone
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(2)    Check the Appropriate Box if a Member of a Group (See Instructions)

|_|    (a)
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|_|    (b)
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(3)    SEC Use Only
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(4)    Source of Funds (See Instructions)
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(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|
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(6)    Citizenship or Place of Organization    United States
                                              ----------------------------------

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 Number of Shares     (7)   Sole Voting Power                    0*
                                              ---------------------
  Beneficially
                      (8)   Shared Voting Power                  0*
  Owned by Each                                 -------------------

    Reporting         (9)   Sole Dispositive Power     3,300,000***
                                                  -----------------
   Person With
                      (10)  Shared Dispositive Power    3,483,900**
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(11)   Aggregate Amount Beneficially Owned by Each Reporting Person  6,783,900**
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

       |X|
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(13)   Percent of Class Represented by Amount in Row (11)   21.79 percent
                                                          ----------------------

(14)   Type of Reporting Person (See Instructions)   IN
                                                    ----------------------------

* Voting power subject to Voting Proxy Agreement described in Item 6 of Amendment No. 19 to this Statement.
** Includes shares owned by National Amusements, Inc.
*** Does not include 7,900 shares owned by Mr. Sumner Redstone's wife, Mrs. Paula Redstone, over which she has sole dispositive and voting power.

(1)      Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

         NATIONAL AMUSEMENTS, INC.
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         I.R.S. No. 04-2261332
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(2)    Check the Appropriate Box if a Member of a Group (See Instructions)

|_|    (a)
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|_|    (b)
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(3)    SEC Use Only
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(4)    Source of Funds (See Instructions)    N/A
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(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

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(6)    Citizenship or Place of Organization    Maryland
                                              ----------------------------------

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 Number of Shares     (7)   Sole Voting Power                    0*
                                              ---------------------
  Beneficially
                      (8)   Shared Voting Power                  0*
  Owned by Each                                 -------------------

    Reporting         (9)   Sole Dispositive Power                0
                                                  -----------------
   Person With
                      (10)  Shared Dispositive Power      3,483,900
-------------------                                  --------------


(11)   Aggregate Amount Beneficially Owned by Each Reporting Person    3,483,900
                                                                      ----------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
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(13)   Percent of Class Represented by Amount in Row (11)    11.19%
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(14)   Type of Reporting Person (See Instructions)   CO
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* Voting power subject to Voting Proxy Agreement, described in Item 6 of Amendment No. 19 to this Statement.

Item 1.   Security and Issuer.

This Amendment No. 43 amends the Statement on Schedule 13D previously filed with the SEC by Mr. Sumner M. Redstone and National Amusements, Inc. ("NAI") with respect to the voting common stock, $.50 par value per share (the "Common Shares"), of WMS Industries Inc. (the "Issuer") as follows:

Item 5.   Interest in Securities of the Issuer.

          (a) NAI is currently the beneficial owner, with shared dispositive and no voting power of 3,483,900 Common Shares, or approximately 11.19%, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported to be issued and outstanding as of February 4, 2005).

          (b) Mr. Sumner M. Redstone is currently the beneficial owner, with sole dispositive and no voting power, of 3,300,000 Common Shares, or approximately 10.60%, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of February 4, 2005). As a result of his stock ownership in NAI, Mr. Sumner M. Redstone is deemed the beneficial owner of an additional 3,483,900 Common Shares of the issued and outstanding Common Shares of the Issuer, for a total of 6,783,900 Common Shares, or approximately 21.79%, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of February 4, 2005).

               The lack of voting power described in paragraphs (a) and (b) of this Item 5 is pursuant to the Voting Proxy Agreement, described in Item 6 of Amendment No. 19 of this Statement.



Item 6.

	Pursuant to the terms of the Share Forward Transaction dated
June 9, 2004, described in Amendment Number 37 to Schedule 13 D, on
March 23, 2005 Mr. Sumner Redstone made partial settlement of such Share Forward Transaction. According to the terms of such Share Forward Transaction, within 3 business days of March 23, 2005, Mr. Sumner Redstone delivered 100,000 of Issuer's shares and made a cash payment to Buyer based upon a settlement price of 28.82.

	Pursuant to the terms of the Share Forward Transaction dated
June 9, 2004, described in Amendment Number 37 to Schedule 13 D, on
March 30, 2005 Mr. Sumner Redstone made partial settlement of such Share Forward Transaction. According to the terms of such Share Forward Transaction, within 3 business days of March 30, 2005, Mr. Sumner Redstone delivered 100,000 of Issuer's shares and made a cash payment to Buyer based upon a settlement price of 28.10.

	Pursuant to the terms of the Share Forward Transaction dated
May 27, 2004, described in Amendments Numbered 36 and 36A to Schedule 13 D, on April 4, 2005 Mr. Sumner Redstone made partial settlement of such Share Forward Transaction. According to the terms of such Share Forward Transaction, within 3 business days of April 4, 2005, Mr. Sumner Redstone delivered 125,000 of Issuer's shares and made a cash payment to Buyer based upon a settlement price of 27.38.

	Pursuant to the terms of the Share Forward Transaction dated
May 27, 2004, described in Amendments Numbered 36 and 36A to Schedule 13 D, on April 6, 2005 Mr. Sumner Redstone made partial settlement of such Share Forward Transaction. According to the terms of such Share Forward Transaction, within 3 business days of April 6, 2005, Mr. Sumner Redstone delivered 125,000 of Issuer's shares and made a cash payment to Buyer based upon a settlement price of 27.14.

	Pursuant to the terms of the Share Forward Transaction dated
May 27, 2004, described in Amendments Numbered 36 and 36A to Schedule 13 D, on April 8, 2005 Mr. Sumner Redstone made partial settlement of such Share Forward Transaction. According to the terms of such Share Forward Transaction, within 3 business days of April 8, 2005, Mr. Sumner Redstone delivered 125,000 of Issuer's shares and made a cash payment to Buyer based upon a settlement price of 27.32.

	Pursuant to the terms of the Share Forward Transaction dated
May 27, 2004, described in Amendments Numbered 36 and 36A to Schedule 13 D, on April 12, 2005 Mr. Sumner Redstone made partial settlement of such Share Forward Transaction. According to the terms of such Share Forward Transaction, within 3 business days of April 12, 2005, Mr. Sumner Redstone delivered 125,000 of Issuer's shares and made a cash payment to Buyer based upon a settlement price of 27.41.


Item 7.   Material to Be Filed as Exhibits.

Exhibit 1

A joint filing agreement between Mr. Sumner M. Redstone and National Amusements, Inc. is attached hereto as Exhibit 1.


                                   Signatures
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After reasonably inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.



     April 18, 2005                        /s/ Sumner M. Redstone
                                           -------------------------------------


                                           Sumner M. Redstone,
                                           Individually



                                           National Amusements, Inc.

                                           By:  /s/ Sumner M. Redstone
                                                ----------------------------
                                                Name:    Sumner M. Redstone,
                                                Title:   Chairman and Chief
                                                Executive Officer


				EXHIBIT 1
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                             JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D, dated November 21, 1985 (the "Schedule 13D"), with respect to the common stock, $.50 par value per share (the "Common Shares"), of WMS Industries Inc. (the "Issuer") is, and any amendments executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d- 1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executes this Agreement as of the 30th day of July, 2002.

                            NATIONAL AMUSEMENTS, INC.

                           By: /s/ Sumner M. Redstone
                               ----------------------
                            Name:  Sumner M. Redstone
                            Title: Chairman and
                                   Chief Executive Officer

                           By: /s/ Sumner M. Redstone
                               ----------------------
                               Sumner M. Redstone
                               Individually